February 26, 2014

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Attn:  Larry Spirgel, Assistant Director

Re:

Symbid Corp.

Current Report on Form 8-K Filed December 12, 2013

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp., a Nevada corporation (the “Company”), we are submitting this letter in response to a February 26, 2014 phone call to the undersigned from Gregory Dundas.

The Company intends and expects to file a complete response to your comment letter dated January 8, 2014 (the “Letter”) along with a conforming amendment to its Current Report on Form 8-K (the “Form 8-K”), originally filed with the Commission on December 12, 2013, on or about March 5, 2014.

We thank you for your patience with respect to the timing of the Company’s submitting a response to the Letter and in the filing an amendment to the Form 8-K and we apologize for the delay.  It has taken longer than expected to complete the required revisions and responses to the Staff’s comments in the Letter, particularly being that the Company is now headquartered in The Netherlands.

If you have any questions or comments with respect to the response that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Maarten van der Sanden, Chief Financial Officer

Symbid Corp.